EXHIBIT 99.3

Chunghwa Telecom

February 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Jan	Net sales	19,326,152	19,314,166	(+)11,986	(+)0.06%

Jan-Jan	Net sales	19,326,152	19,314,166	(+)11,986	(+)0.06%

b Trading purpose : None